Exhibit 99.1

BioMimetix Pharmaceutical, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
BioMimetix Pharmaceutical, Inc.
Greenwood Village, Colorado

We have audited the accompanying balance sheet of BioMimetix Pharmaceutical, Inc. (a development stage company) as of March 31, 2012, and the related consolidated statement of operations, stockholders’ equity, and cash flows for the period from April 26, 2011 (inception) to March 31, 2012.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of BioMimetix Pharmaceutical, Inc. (a development stage company) as of March 31, 2012, and the results of its operations and its cash flows for the period April 26, 2011 (inception) to March 31, 2012, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has incurred losses from operations that raise substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ HEIN & ASSOCIATES LLP

Denver, Colorado
July 3, 2012

BIOMIMETIX PHARMACEUTICAL, INC.
(A Development Stage Company)
BALANCE SHEET

As of March 31, 2012

ASSETS

Current assets:
Cash and cash equivalents	$1,186,688
Other current assets	25,000
Total current assets	1,211,688

TOTAL ASSETS	$1,211,688

LIABILITIES & STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$16,395
Accrued liabilities	10,000
Total current liabilities	26,395

Commitments and Contingencies (Notes 1, 4 and 5)

Stockholders’ equity:
Common stock, $0.001 par value; 5,000,000 shares authorized; 890,000 shares issued and outstanding	890
Additional paid-in capital	3,396,500
Deficit accumulated during the development stage	(2,212,097)
Total stockholders’ equity	1,185,293

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,211,688

The accompanying notes are an integral part of these financial statements.

BIOMIMETIX PHARMACEUTICAL, INC.
(A Development Stage Company)
STATEMENT OF OPERATIONS

For the Period From April 26, 2011 (inception) Through March 31, 2012

Operating expenses
General and administrative (including share-based compensation of $442,166)	$653,590
Common stock issued pursuant to license agreement	614,000
Research and development (including equity-based payments of $340,684)	947,733
Total operating expenses	2,215,323

Loss from operations	(2,215,323)

Non-operating income
Interest income	3,226
Total non-operating income	3,226

Net loss	$(2,212,097)

The accompanying notes are an integral part of these financial statements.

BIOMIMETIX PHARMACEUTICAL, INC.
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Deficit Accumulated During Development Stage	Total Stockholders’ Equity (Deficit)
	Shares	Amount

Balances at April 26, 2011 (inception)	-	$-	$-	$-	$-
Common stock issued to founders and insiders (June 2011 at $0.001 per share)	540,000	540			540
Common stock and warrant sold to related party (July 2011 at $8.00 per Unit)	250,000	250	1,999,750		2,000,000
Common stock issued as additional consideration pursuant to license agreement (July 2011 at $6.14 per share)	100,000	100	613,900		614,000
Share-based compensation and other equity-based payments			782,850		782,850
Net loss				(2,212,097)	(2,212,097)
Balances at March 31, 2012	890,000	$890	$3,396,500	$(2,212,097)	$1,185,293

The accompanying notes are an integral part of these financial statements.

BIOMIMETIX PHARMACEUTICAL, INC.
(A Development Stage Company)
STATEMENT OF CASH FLOWS

For the Period From April 26, 2011 (inception) Through March 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,212,097)
Adjustments used to reconcile net loss to net cash used in operating activities:
Common stock issued pursuant to license agreements	614,000
Share-based compensation	782,850
Changes in operating assets and liabilities:
Other current assets	(25,000)
Accounts payable	16,395
Accrued liabilities	10,000
Net cash used in operating activities	(813,852)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash from investing activities	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from the sale of common stock and warrant	2,000,540
Net cash provided by financing activities	2,000,540

Net increase in cash and cash equivalents	1,186,688
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of year	$1,186,688

The accompanying notes are an integral part of these financial statements.

BIOMIMETIX PHARMACEUTICAL, INC.
(A Development Stage Company)
Notes to Financial Statements

NOTE 1 - ORGANIZATION AND GOING CONCERN

Organization and Nature of Operations

BioMimetix Pharmaceutical, Inc. (“BioMimetix” or the “Company”) was formed and incorporated under Delaware law on April 26, 2011 for the purpose of developing a new class of compounds for the treatment of various diseases including radiation toxicity, a frequent side effect of cancer treatment using radiation therapy. BioMimetix is the exclusive licensee of a 2010 issued patent owned by Duke University directed to this new class of compounds.  BioMimetix’s initial targeted indication is in glioblastoma, an aggressive brain tumor. Other targeted indications may include radiation therapy in the treatment of head and neck cancer and the treatment of morphine tolerance.

To date, our business efforts have been in scale up synthesis of our primary compound, “BMX-001,” and in funding Sponsored Research Agreements (“SRAs”) in targeted indications as noted above.

Basis of Presentation and Going Concern

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), which contemplate our continuation as a going concern, whereby the realization of assets and liquidation of liabilities are in the ordinary course of business. We are currently in the development stage as we have not realized any revenue since inception. Activities have included: raising capital to fund research and development efforts and general corporate operating expenses, including patent prosecution. We incurred a net loss from inception through March 31, 2012 of $2,212,097, and used cash from operating activities from inception through March 31, 2012 of $813,852.  As of March 31, 2012, our cash and cash equivalents on hand were $1,186,688, which is not expected to fund our operations for the next twelve months. Accordingly, we will need to raise additional financing in the near term to continue funding our research and development and operating expenses.  These conditions raise substantial doubt as to our ability to continue as a going concern.  These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might be different should we be unable to continue as a going concern.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less at the date of acquisition to be cash equivalents.  Periodically, we maintain deposits in financial institutions in excess of federally insured limits.

Revenue Recognition and Accounts Receivable

We have not recognized any revenue since inception and had no accounts receivable balances as of March 31, 2012.

Research and Development

Research and development costs are charged to expense as incurred.  Our research and development activities to date are comprised of compound synthesis of BMX-001 and SRAs, primarily in targeted indications of BMX-001.

BIOMIMETIX PHARMACEUTICAL, INC.
(A Development Stage Company)
Notes to Financial Statements

Fair Value of Financial Instruments

The carrying value of our financial instruments, which include cash, accounts payable and accrued liabilities at March 31, 2012 approximated their fair values due to the short-term nature of these financial instruments.

Use of Estimates

Our financial statements are prepared in accordance with US GAAP.  The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, costs and expenses, and related disclosures.  On an ongoing basis, we evaluate our estimates and assumptions.  Our actual results may differ from these estimates under different assumptions or conditions.

Share-based Compensation

We recognize equity-based payments to employees and consultants in the financial statements based on the estimated fair value of the award on the grant date and recognize share-based compensation expense over the period that an individual is required to provide service in exchange for the award (generally the vesting period).  We estimate the fair value of stock options at the grant date by using the Black-Scholes option pricing model. See Note 7 for additional disclosures.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is required to the extent that it is more likely than not that a deferred tax asset will not be realized.

US GAAP prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of income tax positions taken or expected to be taken in an income tax return.  For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. We had no unrecognized tax benefits or uncertain tax positions at March 31, 2012.

Recently Issued Accounting Pronouncements

We have reviewed all of the FASB’s Accounting Standard Updates through the filing date of these financial statements and we do not expect that any will have a material impact on our future financial statements.

BIOMIMETIX PHARMACEUTICAL, INC.
(A Development Stage Company)
Notes to Financial Statements

NOTE 3 – CAPITAL FORMATION AND RELATED PARTY TRANASACTIONS

On July 15, 2011 for cash consideration of $2.0 million, we sold to Omni Bio Pharmaceutical, Inc. (“Omni”), a related party, 250,000 shares of our common stock and a warrant (the “Warrant”) to purchase additional shares of our common stock (the “Omni Investment”). The Warrant is immediately exercisable and expires on July 15, 2012.  If the Warrant is fully exercised, which will require an additional $2.0 million cash investment, Omni will hold an aggregate 40% ownership interest in our common stock.  The Warrant may be exercised in whole or in part, and if in part, Omni’s diluted equity ownership upon exercise will be calculated as follows:  (Cash Consideration Paid multiplied by 15% divided by $2,000,000) plus 25%.  As of March 31, 2012, Omni owned 28.1% of our issued and outstanding shares of common stock.

Dr. James Crapo, our founder, chief executive officer, sole director and, currently, our largest shareholder is the chief executive officer and a director of Omni.  Robert Ogden serves as our Acting Chief Financial Officer and is the Chief Financial Officer of Omni.  Dr Crapo, Mr. Ogden and Omni are deemed to be related parties.  Dr. Crapo and Mr. Ogden received restricted shares of our common stock that vest three years from the date of their employment agreements.

Under the terms of the stockholders’ agreement between and Omni and us, Omni has the right to appoint one individual, reasonably acceptable to Dr. Crapo, to serve on our board of directors.  Omni has not yet made such appointment.  In addition, Omni has certain preemptive rights to purchase additional shares of BioMimetix’s common stock and other protective rights relating to its investment.

NOTE 4 – LICENSING ARRANGEMENT

Concurrent with the Omni Investment, on July 13, 2011 (the “License Date”), we entered into an exclusive licensing arrangement for a patent and patent applications related to BMX-001 with Duke University (the “Duke License”), and as consideration, we issued to Duke University 100,000 shares of our common stock.  Under terms of the Duke License, we are required to pay an annual fee of $10,000 beginning on the second anniversary of the License Date and each anniversary thereafter, and minimum royalties on net sales of licensed products and services beginning on the anniversary of the License Date first occurring after commercial sales of licensed products and services (the “Royalty Date”).   In addition, we are obligated to pay Duke University 15% of the cash value of all non-royalty income received by the Company as a result of and directly attributable to the patent rights granted under the Duke License.

We valued the Duke License in the amount of $614,000 (or $6.14 per share) and recorded this as a license fee.  The $6.14 per share price was deemed to be the imputed value of the stock price per share (the “Stock Price”) and was determined by the purchase price of the Omni Investment, which was $8.00 for the combination of the price per share of common stock and the Warrant (the “Unit Price”).  We believe that the Unit Price represented the best indicator of the estimated fair value of our equity securities as of the License Date as no other market existed for our common stock.  We used the Black-Scholes option pricing model and used variables for volatility of 100%, risk-free interest rate of 0.19%, expected life and exercise price of the Warrant of one year and $8.00 per share, respectively.  The volatility was based on analysis of publicly-traded, comparable development stage companies.

BIOMIMETIX PHARMACEUTICAL, INC.
(A Development Stage Company)
Notes to Financial Statements

NOTE 5 – CONTRACTUAL COMMITMENTS

As of March 31, 2012, the total anticipated contractual commitments for the next five fiscal years were as follows:

Years ended March 31,

2013	$1,095,000
2014	185,000
2015	10,000
2016	10,000
2017	10,000

$1,310,000

Sponsored Research Agreements

Effective October 25, 2011, we entered into an SRA with Duke University (“SRA 1”) to evaluate the neurotherapeutic efficacy of BMX-001 in preclinical acute brain injury and pain models. The period of performance for SRA 1 is two years from October 1, 2011 and requires eight quarterly payments of $37,500 or $300,000 in total.  Under the terms of SRA 1, we may terminate SRA 1 at any time by giving Duke University at least 60 days written notice, and subsequent to the first anniversary from October 1, 2011, Duke University may terminate SRA 1 by giving us at least 90 days written notice.  In the event of a termination of SRA 1 by either party, we have no further financial obligations to Duke University with respect to SRA 1 and Duke University shall be solely responsible for any advance or noncancellable commitments that it has made.  During the fiscal year ended March 31, 2012, we made payments in the amount of $75,000 under SRA 1, and as of March 31, 2012, were obligated for a subsequent quarterly payment of $37,500.  As of March 31, 2012, anticipated future cash commitments under SRA 1 are $150,000 and $75,000 for the fiscal years ended March 31, 2013 and 2014, respectively.

Effective December 6, 2011, we entered into an SRA with Duke University (“SRA 2”) for the scale-up and synthesis of BMX-001.  The period of performance for SRA 2 is two years from December 1, 2011 and requires eight quarterly payments of $25,000 or $200,000 in total.  Under the terms of SRA 2, we may terminate SRA 2 at any time by giving Duke University at least 60 days written notice, and subsequent to the first anniversary from December 1, 2011, Duke University may terminate SRA 2 by giving us at least 90 days written notice.  In the event of a termination of SRA 2 by either party, we have no further financial obligations to Duke University with respect to SRA 2 and Duke University shall be solely responsible for any advance or noncancellable commitments that it has made.  During the fiscal year ended March 31, 2012, we made payments in the amount of $50,000 under SRA 2, and as of March 31, 2012, were obligated for a subsequent quarterly payment of $25,000.  As of March 31, 2012, anticipated future cash commitments under SRA 2 are $100,000 and $50,000 for the fiscal years ended March 31, 2013 and 2014, respectively.

Effective January 19, 2012, we entered into an SRA with Duke University (“SRA 3”) for synthesis and analysis of BMX-001.  The period of performance for SRA 3 is two years from October 1, 2011 and requires eight quarterly payments of $25,000 or $200,000 in total.  Under the terms of SRA 3, we may terminate SRA 3 at any time by giving Duke University at least 60 days written notice, and subsequent to the first anniversary from December 1, 2011, Duke University may terminate SRA 3 by giving us at least 90 days written notice.  In the event of a termination of SRA 3 by either party, we have no further financial obligations to Duke University with respect to SRA 3 and Duke University shall be solely responsible for any advance or noncancellable commitments that it has made.  During the fiscal year ended March 31, 2012, we made payments in the amount of $75,000 under SRA 3, of which $25,000 was prepaid at March 31, 2012. As of March 31, 2012, anticipated future cash commitments under SRA 3 are $75,000 and $50,000 for the fiscal years ended March 31, 2013 and 2014, respectively.

BIOMIMETIX PHARMACEUTICAL, INC.
(A Development Stage Company)
Notes to Financial Statements

BMX-001 Development and Scale-up Synthesis

During the fiscal year ended March 31, 2012, we executed various agreements with a contract research and manufacturing company for development and scale-up synthesis of BMX-001.  As of March 31, 2012, we had agreements for development and scale-up synthesis in place totaling approximately $1,115,000 (the “Contract Costs”), of which approximately $380,000 had been paid.  We expect to make the balance of payments of $735,000 related to the Contract Costs during the fiscal year ended March 31, 2012, although actual amounts may differ from the estimated amount of the Contract Costs.

NOTE 6 – INCOME TAXES

As of March 31, 2012, we had a net operating loss carryforward available to offset future federal income tax of approximately $1,032,000.  This carryforward expires in the fiscal year ended March 31, 2032.

As of March 31, 2012, deferred tax assets were comprised of the following:

Deferred tax asset (current)
License fee	$113,774

Deferred tax asset (long-term)
Net operating loss carryforward	382,480
Share-based compensation	290,124
License fee	33,184

Valuation allowance	(819,562)

Net deferred tax asset	$-

In recording the valuation allowance, we have considered a number of factors, but chiefly, our expected operating losses for the foreseeable future. We have concluded that a valuation allowance is required for 100% of the total deferred tax assets as it is more likely than not that the deferred tax assets will not be realized.

The benefit for income taxes differed from the amount computed using the U.S. federal income tax rate of 34% primarily for the effects of a non-deductible non-cash license fee, state income taxes, net of federal benefit, and the valuation allowance recorded for the deferred tax assets.

As we completed our first fiscal year of operations as of March 31, 2012, we have not yet filed any income tax returns and as of March 31, 2012, we had no liability for unrecognized tax benefits or tax penalties and no accrual for the payment of related interest.  Interest costs related to unrecognized tax benefits are classified as interest expense and penalties are recognized as a component of “general and administrative expenses” in the accompanying statement of operations.

NOTE 7 – SHARE-BASED COMPENSATION AND EQUITY-BASED PAYMENTS

In June 2011, we issued restricted shares of our common stock in exchange for a cash purchase price of $0.001 per share (“Restricted Stock Awards”) to employees in payment of compensation and to consultants for payment of services over a three-year period (equity-based compensation to employees and consultants referred to as “stock-based compensation.”)  The Restricted Stock Awards vest over three years and we have recognized stock-based compensation on a straight-line basis over the vesting terms.  The estimated fair value of each Restricted Stock Award on the date of grant was deemed to be the imputed value of our common stock of $6.14 per share.

BIOMIMETIX PHARMACEUTICAL, INC.
(A Development Stage Company)
Notes to Financial Statements

In June 2011, we issued to our chief executive officer an option to purchase 40,000 shares of our common stock at an exercise price of $0.001 per share.  This option is “performance-based” and vests upon the Company raising a total of $3,750,000 in financing, which includes the initial $2,000,000 raised in July 2011.  Based on the performance criteria that had not been met, no stock-based compensation was recognized for this option during the period from April 26, 2011 (inception) through March 31, 2012.  This option expires on June 20, 2021.  We valued this option at $245,561 or $6.14 per share using the Black-Scholes option pricing model based on the following variables:  exercise price of $0.001, volatility of 100%, risk-free interest rate of 0.50%, expected life of three years and stock price of $6.14 per share.

Stock-based compensation recorded for the period April 26, 2011 (inception) through March 31, 2012 was as follows:

Employees	$384,176
Outside consultants	398,674

$782,850

The weighted average grant date estimated fair value of equity awards granted for the period from April 26, 2011 (inception) through March 31, 2012 was $6.14 per share.

As of March 31, 2012, there was $2.8 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements that is expected to be recognized over a weighted-average period of approximately 2.2 years.

A summary of activity related to stock options issued under share-based compensation agreements for the period from April 26, 2011 (inception) through March 31, 2012 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value

Outstanding at April 26, 2011 (inception)	-	$-
Granted	40,000	0.001
Exercised	-	-
Forfeited/expired/cancelled	-	-

Outstanding at March 31, 2012	40,000	$0.001	9.3	$246,000

Vested and exercisable at March 31, 2012	-

BIOMIMETIX PHARMACEUTICAL, INC.
(A Development Stage Company)
Notes to Financial Statements

NOTE 7 – SUBSEQUENT EVENTS

On May 9, 2012, we sold 62,500 shares of our common stock to a private, accredited investor for cash of $500,000.  On this same date, under a share repurchase agreement with Omni, we repurchased 62,500 shares of our common stock for cash of $500,000 or $8.00 per share, which was the purchase price paid by Omni in July 2011 for its Unit, which include common stock and warrants.  Following the share repurchase, Omni owns 21.07% of the outstanding shares of our stock.